                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          ECOM Digital Properties, Inc
             -------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                 Nevada                                 35-1991305
      -------------------------------               -------------------
      (State or other jurisdiction of               (I.R.S. Employer
      Incorporation or organization)                Identification No.)


                 334 Main Street Port Washington, New York 11050
     -----------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


      Issuer's telephone number:          (516) 767-8400
                                        -------------------

      Securities to be registered under Section 12(b) of the Act:

            Title of each class                 Name of each exchange on which
            to be so registered                 each class is to be registered

                     N/A                                    N/A
                     ---                                    ---

      Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
               --------------------------------------------------
                                (Title of Class)

                          ECOM DIGITAL PROPERTIES, INC.

                                 FORM 10-SB12G/A

TABLE OF CONTENTS


                                     PART I
                                                                                         Page

Item  1.     Description of Business....................................................   1

Item  2.     Management's Discussion and Analysis or Plan of Operation..................   4

Item  3.     Description of Property....................................................   6

Item  4.     Security Ownership of Certain Beneficial Owners
                 And Management.........................................................   6

Item  5.     Directors, Executive Officers, Promoters
                 And Control Persons....................................................   7

Item  6.     Executive Compensation.....................................................   8

Item  7.     Certain Relationships and Related Transactions.............................   9

Item  8.     Description of Securities..................................................  10

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's
                 Common Equity and Other Shareholder Matters............................  10

Item  2.     Legal Proceedings..........................................................  12

Item  3.     Changes in and Disagreements with Accountants..............................  12

Item  4.     Recent Sales of Unregistered Securities....................................  12

Item  5.     Indemnification of Directors and Officers..................................  12

                                    PART F/S

         Financial Statements...........................................................  14
                                                              ...............A1 thru A10
         Interim Unaudited Financial Statements.........................................  15
                                                               ..............B1 thru B12

                                    PART III

Item  1.     Index to Exhibits..........................................................  16

             Signatures.................................................................  17

To simplify the language in this Registration Statement ECOM Digital Properties, Inc. is referred to herein as "the Company" or "We".

                                     PART I

Item 1. Description of Business.

Business Development.

ECOM Digital Properties, Inc. a Nevada corporation (the "Company") formerly D.W. Group Technologies, Inc. was formed in May 1996 but did not have any operations until it acquired Shopmama.com, Inc. a Nevada corporation ("Shopmama.com") in March 2000. Upon the acquisition of Shopmama.com, the Company changed its name from D.W. Group Technologies, Inc. to "ECOM Digital Properties, Inc." The Company acquired all of Shopmama.com's issued and outstanding shares of common stock making Shopmama.com a wholly owned subsidiary of the Company. The business of Shopmama.com has become the only operating business of the Company and the officers and directors of Shopmama.com have assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicate.

The Company is in the developmental stage, and its operations to date have been limited. Until the acquisition of Shopmama.com, Inc. by the Company on March 28, 2000 its operations had been dormant.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business.

On March 28, 2000 the Company entered into an agreement with the shareholders of Shopmama.com, Inc., a Nevada corporation, ("Shopmama.com") to acquire a 100% interest in said corporation through an exchange of shares in which the Company issued 3,000,000 shares of its Common Stock solely in exchange for all of the outstanding Common Stock of Shopmama.com. As a result of this agreement, Michael Burns and William Utley, the only shareholders of Shopmama.com were each issued 1,500,000 shares of the Company's Common Stock and became principal shareholders of the Company. The Company then proceeded to operate the business of Shopmama.com and became an operating entity to the extent of Shopmama.com's business, which is presently limited.

In August, 2000 the Company issued a cumulative of 3,500,000 shares of the Company's authorized and unissued treasury stock for services provided.

Business of Shopmama.com, Inc.

Having completed the acquisition of Shopmama.com, the Company is no longer inactive and has succeeded to the business of Shopmama.com as presently existing.

Shopmama.com is an interactive shopping mall that is designed to make shopping on the Internet easy and seamless. The main goal of Shopmama.com is to provide the Internet user with a single place to find any product needed.

Since inception, Shopmama.com has made a constant effort to acquire the best possible affiliations on many of the Internets leading web sites. There are close to 400 affiliations made to date. All of our affiliates offer different payment programs or cash bonuses from 5% to 20% of the total sale.

Shopmama.com is in the process of becoming one of the Internet's largest comparative shopping resources and interactive malls; Shopmama.com has 60 departments that represent name brand merchants and emerging retailers as well. The products on Shopmama.com are listed in a simple fashion broken down by categories and subcategories. For example, clothing would be a main category; once clicked, the subcategories "children's", "women's", "men's", "shoes", etc. would appear. Utilizing this system of categories and subcategories maintains the site's simplicity.

Unlike other online shopping resources, Shopmama.com also has interactive games, monthly prizes and giveaways, as well as a section in which "mama" calculates gift ideas that a person might enjoy based on their personal information. By entering in the demographic information of the person you are shopping for such as age, sex, interests and hobbies, Shopmama.com will automatically calculate gift ideas that the person might enjoy.

The search engine portion of the site is a simple way for guests to find any product. By inserting an item description "mama" will find all available products and locations.

Shopmama.com contains more than 1000 pages of merchandise representing established name brand merchants as well as smaller start-ups. The merchants view it as a way to drive traffic to their brand and increase sales.

The eventual goal for Shopmama.com is to eliminate the affiliation programs on the banner and badge portions of the site and charge advertisers on a per impression basis.

The Shopmama.com e-commerce site is built on a three-tier structure. Driven by SQL servers and an IIS web server backed with bandwidth. The site is coded mostly in ColdFusion and ASP. The information architecture of the site is based on five fundamental arenas, the free valuable information arena, the product detail arena, the final purchasing arena, and the purchase administration arena.

Marketing Strategy.

The Company's marketing strategy is to aggressively promote the Shopmama.com website via a national advertising campaign geared towards Broadcast TV, Radio and Cable TV audiences. Additional website promotion plans include the use of industry and consumer magazine advertising, co-operative advertising campaigns with the retailers and distributors, as well as aggressive billboard display and national trade show schedule.

Competition.

The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, that have a high level of expertise greatly exceeding current management's abilities, the Company will be competing with numerous entities, most of which are large, well established companies with greater assets and financial reserves than the Company possesses. The Company holds no advantage over its competition.

Our website's first class design and top affiliates offer superior products which is critical to the companies positioning as a "dot com" company. The company's website design and marketing is an equal match to our competition in this class. However the core experience for the family has always been better, and with our current core philosophy, the Company is ready to grow with the market. Shopmama.com will distinguish itself from its competitors as a full comparative shopping site that "lets mama do the shopping for you."

Research and Development.

The Company's programming and website development has been performed by two of the Company's officers in the past. The Company intends to hire three or four new programmers to assist in development and improvements on current products. If the Company's current website proves successful, the Company will accelerate the addition of new programmers to reduce the time required to further develop the website.

We have no patents, trademarks, licenses, concessions, franchises, royalty agreements, or labor contracts.

Government Regulation.

The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, we believe that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities in the Internet / e-commerce industry.

We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of comparative shopping websites.

Employees.

The Company has two employees. (See "Directors and Executive Officers.")

Offices.

The Company's principal executive offices are located at 334 Main Street Port Washington, NY 11050. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

The Company has elected December 31, as its year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

In addition to receipt and examination of annual reports and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers @ http://www.sec.gov.

Item 2. Plan of Operation.

The Company has developed and is constantly updating and programming its website. The Company has only just begun limited marketing of its website. Previous efforts have been focused on the development of the website and obtaining funds necessary to continue development.

We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds. We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of additional business opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done at Michael Burns' direction. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

The Company does not have any other products or services, at this time, and likely will not have the capital to develop and market other potential products or services. Even if the Company is successful in generating a market for its website it is likely that the Company will need additional capital to aggressively market its website and to work on the development of additional websites/products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

We will seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

Item 3. Description of Property.

We currently have no material assets and we do not own any real or personal property. We currently operate in leased office space at 334 Main Street Port Washington, NY; we believe that this space is sufficient for us at this time.

We have no policy with respect to investments in real estate interests or mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of August 18, 2000 there were 63,028,900 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of August 18, 2000, holds of record or is known by management to own beneficially more than 5.0 % of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

------------------------------------------------------------------------------
Title of      Name & Address                  Amount               Percent
Class
------------------------------------------------------------------------------

Common Stock  Anthony Cairo                   5,000,000            7.9%
              145-72 6th Ave
              Whitestone, NY 11357

------------------------------------------------------------------------------

Common Stock  Hendriks Inc.                   4,700,000            7.45%
              PO Box 1141
              Syosset, NY 11791

------------------------------------------------------------------------------

Common Stock  Vasilios Neofytides             4,000,000            6.3%
              22 Basket Lane
              Hicksville, NY 11801

------------------------------------------------------------------------------

Security Ownership of Management (2):

------------------------------------------------------------------------------
Title of      Name & Address                  Amount               Percent
Class
------------------------------------------------------------------------------

Common Stock  Michael Burns                   1,500,000            2.37%
              3 Arbor Field Way
              Lake Grove, NY 11755

------------------------------------------------------------------------------

Common Stock  William J. Utley                1,500,000            2.37%
              300 Jackson Ave.
              Syosset, NY 11791

------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name                    Age   Position                            Director Since
----                    ---   --------                            --------------

Michael Burns           34    President, Secretary                2000
                              & Sole Director

William J. Utley        52    Vice President of
                              Corporate Communications            N/A

The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

Set forth below is certain biographical information with respect to each of the Company's officers and directors.

Michael Burns, 34 years of age, is the President, Secretary and sole Director of the Company. Mr. Burns has served as President and Director of the Company since March 2000 and his terms expire on December 1, 2000.

Mr. Burns is a former senior management professional from Barnes & Noble Inc. He brings more than 10 years of information systems and business management experience in the financial and retail industries. Prior to Barnes & Noble, Inc., Mr. Burns held executive level positions at Prudential Securities, Citibank and Ernst & Young. Mr. Burns played a key role in the implementation and analysis of new technologies that led these companies to increased productivity and efficient project management.

William J. Utley, 52 Years of age, is the Vice President of Corporate Communications. Mr. Utley has served as Vice President of Corporate Communications for the Company since March 2000 and his term expires on December 1, 2000.

Mr. Utley is a former sales and marketing executive from Inside Wall Street, Inc. He brings more than 25 years experience in all phases of the Public and Investor Relations arena.

We currently have no significant employees other than the two officers and anticipate hiring additional support staff in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.     Executive Compensation.

--------------------------- --------------------- ---------- ----------- ---------- ------------------ --------------- -------------
Name                        Position              Year       Salary      Bonus       Other             Other Stock     All Other
                                                                                    Compensation       Options
--------------------------- --------------------- ---------- ----------- ---------- ------------------ --------------- -------------
                            President &
Michael Burns (1)           Secretary             2000       104,000     0          0                  0               0

--------------------------- --------------------- ---------- ----------- ---------- ------------------ --------------- -------------

                            V.P. of Corp.
William Utley               Communications        2000       52,000      0          0                  0               0

--------------------------- --------------------- ---------- ----------- ---------- ------------------ --------------- -------------

(1) Kevin Turney was the president of the Company prior to its merger with Shopmama.com and subsequent name change. Mr. Turney did not receive a salary. Mr. Burns was the President of Shopmama.com Inc. prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Shopmama.com Inc., which itself had no operations in prior years.

Options/SAR Grants in Last Fiscal Year.

The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

None.

Compensation Pursuant to Plans.

The Company does not have any compensation or option plans.

Pension Table.

Not Applicable

Other Compensation.

None

Compensation of Directors.

Directors receive no compensation except for reimbursement for expenses associated with attending a director's meeting.

Termination of Employment and Change of Control Arrangement.

There are presently no agreements nor are there anticipated any agreements, regarding change of control of the Company.

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities

General

The Company is authorized to issue 100,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 63,028,900 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of August 18, 2000.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.



                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company.

Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

As of August 18, 2000 the Company had 63,028,900 shares of its Common Stock issued and outstanding held by approximately 109 shareholders.

There are 3,000,000 shares of the Common stock of the Company held by Mr. Burns and Mr. Utley, who are affiliated, All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 3,000,000 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had One Hundred Nine (109) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 2. Legal Proceedings.

The Company is not, and has not been, involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4. Recent Sales of Unregistered Securities.

The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 24,000,000 shares of common stock at $.001 per share. A total of 24,000,000 shares were purchased, resulting in proceeds to the Company of $24,000.

We have never utilized an underwriter for an offering of our securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake the indemnify to officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

                                    PART F/S

Financial Statements




                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          AUDITED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                      A1

FINANCIAL STATEMENTS
      Balance Sheets                                              A2
      Statements of Operations                                    A3
      Statements of Cash Flows                                    A4
      Statements of Stockholders' Equity (Deficit)                A5
      Notes to Financial Statements                               A6 to A10

              [LETTERHEAD OF ALBRIGHT, PERSING & ASSOCIATES, LTD.]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
D.W. Group Technologies, Inc.

      We have audited the accompanying balance sheets of D.W. Group Technologies, Inc. (a development stage company) as of December 31, 1999, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (June 30, 1996) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.W. Group Technologies, Inc. as of December 31, 1999, 1998, and 1997, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (June 30, 1996) to December 31, 1999 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Albright, Persing & Associates, Ltd.

Reno, Nevada
June 7, 2000






                                      -A1-

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                        DECEMBER 31, 1999, 1998 AND 1997
                       (See Independent Auditors' Report)

                                     ASSETS

                                                     December 31,            December 31,           December 31,
                                                            1999                    1998                    1997
                                                  ----------------       ----------------        ----------------
Current Assets

      Cash                                        $         21,514       $              -        $              -
                                                  ----------------       ----------------        ----------------

      Total Assets                                $         21,514       $              -        $              -
                                                  ================       ================        ================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

      Accounts Payable                            $              -       $         15,800        $              -
                                                  ----------------       ----------------        ----------------
           Total Current Liabilities                             -                 15,800                       -
                                                  ----------------       ----------------        ----------------

Stockholders' Equity (Deficit)
      Common stock, $.001 par value
           authorized 100,000,000 shares,
           issued and outstanding
           56,528,900 shares at December
           31, 1999 and 2,328,900 shares at
           December 31, 1998 and 1997                       56,529                  2,329                   2,329
      Additional paid-in capital                            20,960                 20,960                  20,960
Deficit accumulated during the
           development stage                               (55,975)               (39,089)                (23,289)
                                                  ----------------       ----------------        ----------------
           Net Stockholders' Equity (Deficit)               21,514                (15,800)                      -
                                                  ----------------       ----------------        ----------------
      Total Liabilities and Stockholders'
           Equity (Deficit)                       $         21,514       $              -        $              -
                                                  ================       ================        ================








                                      -A2-

   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

       Inception
       Through                 Years ended
                                                     December 31,           December 31,
                                                             1999                   1998                 1997                 1999
                                              ------------------------------------------------------------------------------------


Expenses:
      Professional Services                   $            16,790    $            15,800    $               -    $         55,879
      Other general and administrative
              expenses                                         96                      -                    -                  96
                                              -------------------    -------------------    -----------------    ----------------
                                                           16,886                 15,800                    -              55,975
                                              -------------------    -------------------    -----------------    ----------------

      Net (Loss)                                          (16,886)               (15,800)                   -             (55,975)

Other Comprehensive Income (Loss)                               -                      -                    -                   -
                                               ------------------    -------------------    -----------------    ----------------

            Comprehensive (Loss)               $          (16,886)   $           (15,800)   $               -    $        (55,975)
                                               ==================    ===================    =================    ================



Net Loss per Share                             $            (.001)   $             (.007)   $               -    $          (.005)
                                               ==================    ===================    =================    ================

Weighted average
      shares outstanding                               30,029,722              2,328,900            2,328,900          10,179,512
                                               ==================    ===================    =================    ================





                                      -A3-

   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

                                                                                               Inception

                                                                        Through Years Ended
                                                         December 31,          December 31,
                                                                 1999                  1998                1997               1999
                                                    ------------------------------------------------------------------------------

Cash Flows from/(for) Operating Activities:
      Net income (loss)                             $         (16,886)   $          (15,800)   $              -    $       (55,975)
                                                    -----------------    ------------------    ----------------    ---------------
      Adjustments to reconcile net loss to
           net cash used by operating
           activities:
                Increase (Decrease) in
                     accounts payable                         (15,800)               15,800                   -                  -
                Stock issued for professional
                     services rendered                         30,200                     -                   -             53,489
                                                    -----------------    ------------------    ----------------    ---------------
                         Net Adjustments                       14,400                15,800                   -             53,489
                                                    -----------------    ------------------    ----------------    ---------------

                         Net Cash (Used) by
                            Operating Activities               (2,486)                    -                   -             (2,486)
                                                    -----------------    ------------------    ----------------    ---------------

Cash Flows From Financing Activities:
      Proceeds from sales of stock                             24,000                     -                   -             24,000
                                                    -----------------    ------------------    ----------------    ---------------

                         Net Cash Provided by
                           Financing Activities                24,000                     -                   -             24,000
                                                    -----------------    ------------------    ----------------    ---------------

Net increase (decrease) in cash                                21,514                     -                   -             21,514

Cash at beginning of year                                           -                     -                   -                  -
                                                    -----------------    ------------------    ----------------    ---------------

Cash at end of period                               $          21,514    $                -    $              -    $        21,514
                                                    =================    ==================    ================    ===============

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                            $               -    $                -    $              -    $             -
                                                    =================    ==================    ================    ===============

Amount paid for income taxes                        $               -    $                -    $              -    $             -
                                                    =================    ==================    ================    ===============






                                      -A4-

   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

                                                                                                    Deficit
                                                                                                  Accumulated
                                                      Common Stock               Additional       During the
                                                     --------------                Paid-in        Development
                                                 Shares          Amount            Capital           Stage            Total
                                               --------------------------------------------------------------------------------

Issuance of shares of common stock during
       1996, for professional services
             rendered                           2,328,900    $        2,329     $     20,960     $           -     $     23,289

Net loss for 1996                                       -                 -                -          (23,289)          (23,289)
                                            -------------    --------------     ------------     ------------      -----------

Balance, December 31, 1996                      2,328,900             2,329           20,960          (23,289)                -

Net loss for 1997                                       -                 -                -                 -                -
                                            -------------    --------------     ------------     -------------     ------------

Balance, December 31, 1997                      2,328,900             2,329           20,960          (23,289)                -

Net loss for 1998                                       -                 -                -          (15,800)          (15,800)
                                            -------------    --------------     ------------     ------------      -----------

Balance, December 31, 1998                      2,328,900             2,329           20,960          (39,089)          (15,800)

Issuance of shares of common stock during
       1999, for professional services
       rendered                                30,200,000            30,200                -                -            30,200

Issuance of shares of common stock for cash
       on December 30, 1999, at $.001 per
       share                                   24,000,000            24,000                -                -            24,000

Net loss for 1999                                       -                 -                -          (16,886)          (16,886)
                                            -------------    --------------     ------------     ------------      -----------
Balance, December 31, 1999                     56,528,900    $       56,529     $     20,960     $    (55,975)     $     21,514
                                            =============    ==============     ============     ============      ============








                                      -A5-

   The accompanying notes are an integral part of these financial statements.

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

      D.W. Group Technologies, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on May 15, 1996. The Company was organized to operate as a provider of web services for and on the Internet, including but not limited to web page design, provider services, maintenance sites, and technical support.

      The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

                             Risks and Uncertainties

      The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

      In addition, the Company has suffered recurring losses since its inception, and at December 31, 1999, has an accumulated deficit of $55,975.

      These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.



                                      -A6-

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Concentrations of Credit Risk

      The Company maintains cash balances at one bank located in Cottontown, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

      Effective June 30, 1996, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective June 30, 1996, at its inception.




                                      -A7-

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Net Loss per Share

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

      Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

      Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.




                                      -A8-

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

      As discussed in Note 1, the Company adopted SFAS No. 109 effective June 30, 1996. One of the provisions of SFAS No. 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                             1999          1998           1997
                                    ------------------------------------------

   Net operating loss carryforwards $       8,396  $      5,863   $      3,493
   Less: valuation allowance               (8,396)       (5,863)        (3,493)
                                    -------------  ------------   ------------

                                    $           -  $          -   $          -
                                    =============  ============   ============

      As of December 31, 1999, the Company has net operating loss carryforwards of approximately $55,975 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

      In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.



                                      -A9-

                          D.W. GROUP TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997
               AND INCEPTION (JUNE 30, 1996) TO DECEMBER 31, 1999

NOTE 3 - STOCKHOLDERS' EQUITY

      On January 1, 1999, the Company's board of directors converted the authorized common stock of the Company from the original issue of 2,500,000 shares at a par value of $.01 to 100,000,000 shares at a par value of $.001. Stockholders' equity for 1996, 1997, and 1998 has been restated to reflect the conversion.

      During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 24,000,000 shares of common stock at $.001 per share. A total of 24,000,000 shares were purchased, resulting in proceeds to the Company of $24,000.

NOTE 4 - SUBSEQUENT EVENTS

Acquisition

      On March 28, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Shopmama.com, Inc., an Internet comparative shopping network, in exchange for 3,000,000 shares of restricted common stock at $.001 per share.




                                      -A10-

                ECOM DIGITAL PROPERTIES, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      In March 2000, ECOM Digital Properties, Inc. (formerly D.W. Group Technologies, Inc.) merged with Shopmama.com, Inc. (collectively "the Company"). Shopmama.com, Inc. ("Shopmama") was a corporation in the business of providing an Internet shopping network. In connection with the legal form of the transaction, Shopmama became a wholly owned subsidiary of ECOM Digital Properties, Inc. (ECOM) even though the Company's new Board of Directors consists solely of Shopmama management, and ECOM lacks substantial assets, liabilities or marketable products. The existing shareholders of ECOM retained their 56,528,900 shares and the stockholders of Shopmama received shares of ECOM at a ratio of approximately 1 to 1 for a total of 3,000,000 shares. For accounting purposes, the acquisition was treated as a recapitalization of Shopmama rather than a business combination. Shopmama, as the accounting acquiror, did not record goodwill or any other intangible asset for this "reverse acquisition".

      The accompanying condensed consolidated financial statements illustrate the effect of the acquisition (Pro Forma) on the results on the Company's financial position and results of operations. The consolidated balance sheet as of December 31, 1999, is based on the historical balance sheets of ECOM and Shopmama as of that date and assumes the acquisition took place on that date. The condensed consolidated statement of income for the year ended December 31, 1999, is based on the historical statements of income of ECOM and Shopmama for those periods. The pro forma condensed consolidated statements of income assume the acquisition took place on January 1, 1999. No pro forma condensed consolidated statement of income was prepared as of June 30, 1999, because Shopmama did not exist as of that date. Also, no pro forma condensed consolidated balance sheet as of June 30, 2000, has been presented because the accounting for the acquisition was reflected in the Company's condensed consolidated balance sheet as of June 30, 2000.

      The pro forma condensed consolidated financial statements may not be indicative of the actual results of the acquisition.

      The accompanying pro forma condensed consolidated financial statements should be read in connection with the historical financial statements of ECOM and Shopmama.

                          ECOM DIGITAL PROPERTIES, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                         STATEMENT OF FINANCIAL POSITION
                                    UNAUDITED
                          YEAR ENDED DECEMBER 31, 1999

                                  ECOM Digital                                 ECOM Digital
                                   Properties       Shopmama       Purchase     Properties
                                   Pre-Merger     Pre Merger     Adjustments    Post-Merger
                                  ------------    -----------    -----------    -----------

Cash                               $    21,514    $        -     $         -    $    21,514
Equipment                                    -          2,000              -          2,000
Website development                          -        612,488              -        612,488
                                   -----------    -----------    -----------    -----------

   Total Assets                    $    21,514    $   614,488    $         -    $   636,002
                                   ===========    ===========    ===========    ===========

Accrued Liabilities                $         -    $   535,600    $         -    $   535,600
Due to Freedom Rock Partners                 -         92,418              -         92,418
                                   -----------    -----------    -----------    -----------

   Total Liabilities                         -        628,018              -        628,018
                                   -----------    -----------    -----------    -----------

Common Stock                            56,529              -          3,000         59,529

Paid in Capital                         20,960              -         (3,000)       (38,015)
                                                                     (55,975)

Accumulated Deficit                    (55,975)       (13,530)        55,975        (13,530)
                                   -----------    -----------    -----------    -----------

   Total Equity                         21,514        (13,530)             -          7,984
                                   -----------    -----------    -----------    -----------

   Total Liabilities and Equity    $    21,514    $   614,488    $         -    $   636,002
                                   ===========    ===========    ===========    ===========

                          ECOM DIGITAL PROPERTIES, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                               STATEMENT OF INCOME
                                    UNAUDITED
                          YEAR ENDED DECEMBER 31, 1999

                                ECOM Digital       Shopmama-
                              Properties, Inc.    . com, Inc.    Adjustments     Pro Forma
                              ----------------    -----------    -----------    -----------

Revenues                           $         -    $         -    $         -    $         -
Cost of Revenues                             -              -              -              -
                                   -----------    -----------    -----------    -----------
   Gross Profit                              -              -              -              -
                                   -----------    -----------    -----------    -----------

Operating Expenses                      16,886         13,530              -         30,416
Income (Loss) from
   Operations                          (16,886)       (13,530)             -        (30,416)
Other Income (Expense)                       -              -              -              -
Income (Loss) Before
   Provision for Income
   Taxes                               (16,886)       (13,530)             -        (30,416)
Provision for Income Taxes`                  -              -              -              -
                                   -----------    -----------    -----------    -----------

   Net Income (Loss)               $   (16,886)   $   (13,530)   $         -    $   (30,416)
                                   ===========    ===========    ===========    ===========

   Net (Loss) per Share            $    (0.002)                                 $    (0.001)
                                   ===========                                  ===========

   Weighted Average
     Number of Shares
     Outstanding                    30,029,722                     3,000,000     33,029,722
                                   ===========                   ===========    ===========

                 ECOM DIGITAL PROPERTIES, INC. AND SUBSIDIARIES

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


NOTE 1 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED BALANCE SHEET

   To reflect the recapitalization of Shopmama, adjustments were made to record the issuance of 3,000,000 shares of $.001 par value ECOM common stock in exchange for the outstanding shares of Shopmama, eliminate Shopmama's common stock, and eliminate ECOM's accumulated deficit.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     INTERIM UNAUDITED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----

ACCOUNTANTS' DISCLAIMER OF OPINION                                     B1

FINANCIAL STATEMENTS
Unaudited Balance Sheets                                               B2
Unaudited Statements of Operations                                     B3
Unaudited Statements of Cash Flows                                  B4-B5
Unaudited Statements of Stockholders' Equity (Deficit)                 B6
Notes to Unaudited Financial Statements                            B7-B12

              [LETTERHEAD OF ALBRIGHT, PERSING & ASSOCIATES, LTD.]





                       ACCOUNTANTS' DISCLAIMER OF OPINION

To the Shareholders and Board of Directors
ECOM Digital Properties, Inc.


      The accompanying consolidated balance sheet of ECOM Digital Properties, Inc. and subsidiaries as of June 30, 2000, and the related consolidated statements of operations, stockholders equity, and cash flows for the six months ended June 30, 2000, were not audited by us, and accordingly, we do not express an opinion on them.

 Also, the statements of operations, stockholders equity, and cash flows for ECOM Digital Properties, Inc. (previously Shopmama.com, Inc.) for the six months ended June 30, 1999, and for the period from inception (August 31, 1999) to June 30, 2000, were not audited by us, and accordingly, we do not express an opinion on them.



                                   /s/ Albright, Persing & Associates, Ltd.


August 18, 2000






                                      -B1-

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)

                                    ASSETS

Cash                                                     $       432
Equipment, net of accumulated depreciation
   of $2,813                                                  26,387
Website development, net of accumulated
   amortization of $63,444                                   576,688
                                                         -----------

      Total Assets                                       $   603,507
                                                         ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

   Accounts payable                                      $    18,648
   Accrued liabilities                                       173,884
   Due to Freedom Rock Partners                              749,628
                                                         -----------
      Total Current Liabilities                              942,160
                                                         -----------

Stockholders' Equity (Deficit)
   Common stock, $.001 par value
      authorized 100,000,000 shares,
      issued and outstanding 59,528,900
      shares at June 30, 2000                                 59,529
   Additional paid in capital                                (55,540)
   Deficit accumulated during the
         development stage                                  (342,642)
                                                         -----------
      Net Stockholders' Equity (Deficit)                    (338,653)
                                                         -----------
   Total Liabilities and Stockholders'
         Equity (Deficit)                                $   603,507
                                                         ===========






                                      -B2-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                       FOR THE PERIOD ENDED JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)


                                                          Six   Inception
                                                 Months Ended     Through
                                                     June 30,    June 30,
                                                         2000        2000
                                                  -----------  ----------
Expenses

    Professional Services                         $   236,518  $  238,518
    Other general and administrative expenses          92,594     104,124
                                                  -----------  ----------
                                                      329,112     342,642

       Net (Loss)                                    (329,112)   (342,642)

Other Comprehensive Income (Loss)                           -           -
                                                  -----------  ----------

       Comprehensive (Loss)                       $  (329,112) $ (342,642)
                                                  ===========  ==========


Net Loss per Share                                $    (0.129) $   (0.225)
                                                  ===========  ==========

Weighted average shares outstanding                 2,554,945   1,524,590
                                                  ===========  ==========












                                      -B3-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                       FOR THE PERIOD ENDED JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)


                                                             Six           Inception
                                                         Months Ended        Through
                                                             June 30,       June 30,
                                                                 2000           2000
                                                          -----------   ------------
Cash Flows from (for) Operating Activities:
    Net income (loss)                                     $  (329,112)  $  (342,642)
                                                          -----------   -----------
    Adjustments to reconcile net loss to
       net cash used by operating activities:
          Depreciation expense                                  2,813         2,813
          Amortization expense                                 63,444        63,444
          Increase in accounts payable                         14,147        14,147
          (Decrease) Increase in loans payable               (361,716)      173,884
          Increase in due to Freedom Rock Partners            657,210       749,628
          Stock issued for services rendered                    3,000         3,000
                                                          -----------   -----------
                Net Adjustments                               378,898     1,006,916
                                                          -----------   -----------

                Net Cash (Used) by Operating Activities        49,786       664,274
                                                          -----------   -----------

Cash Flows From Investing Activities:
    Purchase of furniture and equipment                       (27,200)      (29,200)
    Purchases of intangible assets                            (27,644)     (640,132)
    Cash acquired during recapitalization                       5,490         5,490
                                                          -----------   -----------

                Net Cash (Used) by  Investing Activities      (49,354)     (663,842)
                                                          -----------   -----------

Net increase in cash                                              432           432

Cash at beginning of year                                           -             -
                                                          -----------   -----------

Cash at end of period                                     $       432   $       432
                                                          ===========   ===========

SUPPLEMENTAL DISCLOSURES

    Amount Paid for Interest                              $         -   $         -
                                                          ===========   ===========

    Amount Paid for Income Taxes                          $         -   $         -
                                                          ===========   ===========





                                      -B4-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                       FOR THE PERIOD ENDED JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Assets and Liabilities Acquired in Recapitalization

    Prepaid expenses                                                $  900
    Accounts payable                                                 5,400














                                      -B5-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       FOR THE PERIOD ENDED JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)

                                                                                                    Deficit
                                                                                                    Accumulated
                                                  Common Stock                     Additional        During the
                                             --------------------------              Paid-in        Development
                                        Shares                    Amount             Capital              Stage          Total
                                     ----------------------------------------------------------------------------------------------
Net loss for 1999                                   -  $               -    $              -    $       (13,530)  $         (13,530)
                                     ----------------  -----------------    ----------------    ---------------   -----------------

Balance, December 31, 1999                          -                  -                   -            (13,530)            (13,530)

Issuance of common stock during
       2000 for services provided           3,000,000              3,000                   -                  -               3,000

Effects of recapitalization                56,528,900             56,529             (55,540)                 -                 989

Net loss through June 30, 2000                      -                  -                   -           (329,112)           (329,112)
                                     ----------------  -----------------    ----------------    ---------------   -----------------

Balance, June 30, 2000                     59,528,900  $          59,529    $        (55,540)   $      (342,642)  $        (338,653)
                                     ================  =================    ================    ===============   =================




                                      -B6-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
               (Unaudited - See Accountants Disclaimer of Opinion)


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

    ECOM Digital Properties, Inc., (formerly D.W. Group Technologies, Inc.) and its wholly owned subsidiary Shopmama.com, Inc. (collectively "the Company"), a development stage enterprise, operates in the business of providing an Internet shopping network.

    In March 2000, ECOM Digital Properties, Inc. ("ECOM") acquired all of the outstanding common stock of Shopmama.com, Inc. ("Shopmama") by issuing 3,000,000 shares of its common stock. In connection with the legal form of the transaction, Shopmama became a wholly owned subsidiary of ECOM, even though the Company's new Board of Directors consists solely of Shopmama management, and ECOM lacks substantial assets, liabilities or marketable products. For accounting purposes, the acquisition was treated as a recapitalization of Shopmama rather than a business combination. Shopmama, as the accounting acquiror did not record goodwill or any other intangible asset for this "reverse acquisition".

    The historical financial statements are those of Shopmama. Shopmama, a development stage enterprise, was incorporated on August 31, 1999 in the State of Nevada. Shopmama, has been, and continues to be, involved providing an Internet shopping network. Loss per share has been restated for all periods prior to the acquisition to include the number of equivalent shares received by Shopmama stockholders in the reverse acquisition.

The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

                                     1999
                                ---------

Net Loss                        $  30,416
                                =========


Earnings per share:
    Basic                       $  (0.001)
                                =========

Risks and Uncertainties

    Since its inception, Shopmama and more recently the Company, has been primarily engaged in directing, supervising and coordinating research and development efforts in the continuing development of its products and raising funds.



                                      -B7-

   The accompanying notes are an integral part of these financial statements.

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
         JUNE 30, 2000 AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
              (Unaudited - See Accountants Disclaimer of Opinion)

    There is no assurance that the Company's research and development and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at June 30, 2000. In addition, the Company operates in an environment of rapid change in technology, is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

    These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

    Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

 Concentrations of Credit Risk

    The Company maintains cash balances at two banks, one located in Cottontown, Tennessee, and the other located in Jericho, New York. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

    In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.



                                      -B8-

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
               (Unaudited - See Accountants Disclaimer of Opinion)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

 Software and Deferred Development Costs

    The company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Asset Impairment

    The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At June 30, 2000, it was determined that there were no asset impairments.

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.



                                      -B9-

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
               (Unaudited - See Accountants Disclaimer of Opinion)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Income Taxes

    The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

Net Loss per Share

    In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 31, 1999.

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

    Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.






                                      -B10-

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
               (Unaudited - See Accountants Disclaimer of Opinion)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

New Accounting Standards

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

    In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.




                                      -B11-

                          ECOM DIGITAL PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                AND INCEPTION (AUGUST 31, 1999) TO JUNE 30, 2000
               (Unaudited - See Accountants Disclaimer of Opinion)


NOTE 2 - INCOME TAXES

    As discussed in Note 1, the Company adopted SFAS No. 109 effective June 30, 1996. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At June 30,2000 and December 31, 1999, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                             2000           1999
                                    -------------  ------------

   Net operating loss carryforwards $      19,322  $      8,396
   Less: valuation allowance              (19,322)       (8,396)
                                    -------------  ------------

                                    $           -  $          -
                                    =============  ============

   As of June 30, 2000, the Company has net operating loss carryforwards of approximately $55,975 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.



                                      -B12-

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

Exhibit
No.               Title of Document

1 Agreement and Plan of Reorganization by and between D.W. Group Technologies, Inc. and Shopmama.com, Inc.

2                 Articles of Incorporation of the Company and related
                  Amendments

3                 Bylaws of the Company

4                 Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

ECOM DIGITAL PROPERTIES, INC.


/s/  Michael Burns
---------------------------------
By:  Michael Burns, President



                                      -17-